FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Back to Contents

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated October 16, 2006, regarding the acquisition by Elf of shares representing 4.35% of the share capital of Compañía Española de Petróleos, S.A., a transaction which will definitively terminate the existing arbitration proceedings.

Item 1

Following the Material Fact (Hecho Relevante) communicated by Elf Aquitaine (Elf) and Banco Santander Central Hispano, S.A. (Santander) on 2 August 2006 (number 69321), both parties, pursuant to article 82 of the 24/1988 Act, of 28 July, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores), hereby communicate to the Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) the following

RELEVANT INFORMATION

On 13 October 2006 Elf has received a notice from the EU Commission communicating clearance of the concentration arising from the acquisition by Elf of shares representing 4.35% of the share capital of Compañía Española de Petróleos, S.A. (Cepsa). Consequently, Santander has sold to Elf 11,650,893 shares of Cepsa for a price of 52,960,000 euros.

Upon completion of the transaction, Elf holds a 48.83% of Cepsa and Santander holds a 30.66% of Cepsa.

Upon completion of this transaction, Elf and Odival, S.A., on the one hand, and Santander and Riyal, S.L., on the other hand, definitively terminate the arbitration proceedings between them, and to such effects they will soon submit a joint application to the arbitral tribunal.

Sincerely,

Madrid / Paris, 16 October 2006

/s/ Christine Souchet	/s/ José Manuel de Araluce
__________________________________ Ms. Christine Souchet, in the name and on behalf of Elf Aquitaine	_____________________________________ Mr. José Manuel de Araluce, in the name and on behalf of Banco Santander Central Hispano, S.A.

Back to Contents

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 17, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President